

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1. **Details of the person discharging managerial responsibilities/person closely associated**

Name Anthony Rosenberg

[For natural persons: the first name and the last name(s).]
[For legal persons: full name including legal form as provided for in the register where it is incorporated, if applicable.]

2. **Reason for the notification**

Position/status

Member of the Board of Directors

[For persons discharging managerial responsibilities: the position occupied within the issuer, emission allowances market participant/auction platform/auctioneer/auction monitor should be indicated, e.g. CEO, CFO.]

[For persons closely associated,
– An indication that the notification concerns a person closely associated with a person discharging managerial responsibilities;
– Name and position of the relevant person discharging managerial responsibilities.]

Initial notification/Amendment

Initial notification

[Indication that this is an initial notification or an amendment to prior notifications. In case of amendment, explain the error that this notification is amending.]

3. **Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**

Name Oculis Holding AG

[Full name of the entity.]

LEI 5067005370C2KK324336

[Legal Entity Identifier code in accordance with ISO 17442 LEI code.]

Sí. 4.1.21

Central Bank of Iceland

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Description of the financial instrument, type of instrument

Shares

Indication as to the nature of the instrument:
– *a share, a debt instrument, a derivative or a financial instrument linked to a share or a debt instrument;*
– *an emission allowance, an auction product based on an emission allowance or a derivative relating to an emission allowance.*

Identification code CH1242303498

Instrument identification code as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Nature of the transaction

Vesting of earnout shares and removal of restrictions relating to the shares due to the vesting. Prior to vesting, the earnout shares were subject to performance vesting and associated restriction on voting and transferring of shares, as further described in the issuer's prospectus, dated 11 April 2024.

[Description of the transaction type using, where applicable, the type of transaction identified in Article 10 of the Commission Delegated Regulation (EU) 2016/522 (1) adopted under Article 19(14) of Regulation (EU) No 596/2014 or a specific example set out in Article 19(7) of Regulation (EU) No 596/2014.

Pursuant to Article 19(6)(e) of Regulation (EU) No 596/2014, it shall be indicated whether the transaction is linked to the exercise of a share option programme.]

Price(s) and volume(s)

Price(s)	Volume(s)
0	7,603

[Where more than one transaction of the same nature (purchases, sales, lendings, borrows, …) on the same financial instrument or emission allowance are executed on the same day and on the same place of transaction, prices and volumes of these transactions shall be reported in this field, in a two columns form as presented above, inserting as many lines as needed.

Using the data standards for price and quantity, including where applicable the price currency and the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Central Bank of Iceland

Aggregated information

Aggregated volume N/A_____   Price N/A_____

[The volumes of multiple transactions are aggregated when these transactions:
–   relate to the same financial instrument or emission allowance;
–   are of the same nature;
–   are executed on the same day; and
–   are executed on the same place of transaction.

Using the data standard for quantity, including where applicable the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

[Price information:
–   In case of a single transaction, the price of the single transaction;
–   In case the volumes of multiple transactions are aggregated: the weighted average price of the aggregated transactions.

Using the data standard for price, including where applicable the price currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Date of the transaction November 27, 2024_____

[Date of the particular day of execution of the notified transaction.
Using the ISO 8601 date format: YYYY-MM-DD; UTC time.]

Place of the transaction Outside a trading venue_____

[Name and code to identify the MiFID trading venue, the systematic internaliser or the organised trading platform outside of the Union where the transaction was executed as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014, or if the transaction was not executed on any of the above mentioned venues, please mention 'outside a trading venue'.]

Central Bank of Iceland



Template for notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1. Details of the person discharging managerial responsibilities/person closely associated

Name Sjónarhóll Fjárfestingar ehf

[For natural persons: the first name and the last name(s).]
[For legal persons: full name including legal form as provided for in the register where it is incorporated, if applicable.]

2. Reason for the notification

Position/status

Páll Ragnar Jóhannesson, Chief Business Officer and a member of the Executive Committee of the issuer, is the sole holder of all the issued ordinary shares of Sjónarhóll Fjárfestingar ehf.

[For persons discharging managerial responsibilities: the position occupied within the issuer, emission allowances market participant/auction platform/auctioneer/auction monitor should be indicated, e.g. CEO, CFO.]

[For persons closely associated,
– An indication that the notification concerns a person closely associated with a person discharging managerial responsibilities;
– Name and position of the relevant person discharging managerial responsibilities.]

Initial notification/Amendment

Initial notification

[Indication that this is an initial notification or an amendment to prior notifications. In case of amendment, explain the error that this notification is amending.]

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Name Oculis Holding AG

[Full name of the entity.]

LEI 5067005370C2KK324336

[Legal Entity Identifier code in accordance with ISO 17442 LEI code.]

Sí. 4.1.21

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Description of the financial instrument, type of instrument

Shares

Indication as to the nature of the instrument:
– *a share, a debt instrument, a derivative or a financial instrument linked to a share or a debt instrument;*
– *an emission allowance, an auction product based on an emission allowance or a derivative relating to an emission allowance.*

Identification code CH1242303498

Instrument identification code as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Nature of the transaction

Vesting of earnout shares and removal of restrictions relating to the shares due to the vesting. Prior to vesting, the earnout shares were subject to performance vesting and associated restriction on voting and transferring of shares, as further described in the issuer's prospectus, dated 11 April 2024.

[Description of the transaction type using, where applicable, the type of transaction identified in Article 10 of the Commission Delegated Regulation (EU) 2016/522 (1) adopted under Article 19(14) of Regulation (EU) No 596/2014 or a specific example set out in Article 19(7) of Regulation (EU) No 596/2014.

Pursuant to Article 19(6)(e) of Regulation (EU) No 596/2014, it shall be indicated whether the transaction is linked to the exercise of a share option programme.]

Price(s) and volume(s)

Price(s)

0

Volume(s)

19,603

[Where more than one transaction of the same nature (purchases, sales, lendings, borrows, …) on the same financial instrument or emission allowance are executed on the same day and on the same place of transaction, prices and volumes of these transactions shall be reported in this field, in a two columns form as presented above, inserting as many lines as needed.

Using the data standards for price and quantity, including where applicable the price currency and the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Central Bank of Iceland

Aggregated information

Aggregated volume N/A   Price N/A

[The volumes of multiple transactions are aggregated when these transactions:
–   relate to the same financial instrument or emission allowance;
–   are of the same nature;
–   are executed on the same day; and
–   are executed on the same place of transaction.

Using the data standard for quantity, including where applicable the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

[Price information:
–   In case of a single transaction, the price of the single transaction;
–   In case the volumes of multiple transactions are aggregated: the weighted average price of the aggregated transactions.

Using the data standard for price, including where applicable the price currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Date of the transaction November 27, 2024

[Date of the particular day of execution of the notified transaction.
Using the ISO 8601 date format: YYYY-MM-DD; UTC time.]

Place of the transaction Outside a trading venue

[Name and code to identify the MiFID trading venue, the systematic internaliser or the organised trading platform outside of the Union where the transaction was executed as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014, or if the transaction was not executed on any of the above mentioned venues, please mention 'outside a trading venue'.]

Central Bank of Iceland



Template for notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1. Details of the person discharging managerial responsibilities/person closely associated

    Name Riad Sherif

    [For natural persons: the first name and the last name(s).]

    [For legal persons: full name including legal form as provided for in the register where it is incorporated, if applicable.]

2. Reason for the notification

    Position/status

Chief Executive Officer

    [For persons discharging managerial responsibilities: the position occupied within the issuer, emission allowances market participant/auction platform/auctioneer/auction monitor should be indicated, e.g. CEO, CFO.]

    [For persons closely associated,
    – An indication that the notification concerns a person closely associated with a person discharging managerial responsibilities;
    – Name and position of the relevant person discharging managerial responsibilities.]

    Initial notification/Amendment

Initial notification

    [Indication that this is an initial notification or an amendment to prior notifications. In case of amendment, explain the error that this notification is amending.]

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

    Name Oculis Holding AG

    [Full name of the entity.]

    LEI 5067005370C2KK324336

    [Legal Entity Identifier code in accordance with ISO 17442 LEI code.]

Sí. 4.1.21

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Description of the financial instrument, type of instrument

Shares

Indication as to the nature of the instrument:
- *a share, a debt instrument, a derivative or a financial instrument linked to a share or a debt instrument;*
- *an emission allowance, an auction product based on an emission allowance or a derivative relating to an emission allowance.*

Identification code CH1242303498

Instrument identification code as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Nature of the transaction

Vesting of earnout shares and removal of restrictions relating to the shares due to the vesting. Prior to vesting, the earnout shares were subject to performance vesting and associated restriction on voting and transferring of shares, as further described in the issuer's prospectus, dated 11 April 2024.

[Description of the transaction type using, where applicable, the type of transaction identified in Article 10 of the Commission Delegated Regulation (EU) 2016/522 (1) adopted under Article 19(14) of Regulation (EU) No 596/2014 or a specific example set out in Article 19(7) of Regulation (EU) No 596/2014.

Pursuant to Article 19(6)(e) of Regulation (EU) No 596/2014, it shall be indicated whether the transaction is linked to the exercise of a share option programme.]

Price(s) and volume(s)

Price(s)	Volume(s)
0	69,099

[Where more than one transaction of the same nature (purchases, sales, lendings, borrows, ...) on the same financial instrument or emission allowance are executed on the same day and on the same place of transaction, prices and volumes of these transactions shall be reported in this field, in a two columns form as presented above, inserting as many lines as needed.

Using the data standards for price and quantity, including where applicable the price currency and the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Central Bank of Iceland

Aggregated information

Aggregated volume N/A   Price N/A

[The volumes of multiple transactions are aggregated when these transactions:
– relate to the same financial instrument or emission allowance;
– are of the same nature;
– are executed on the same day; and
– are executed on the same place of transaction.

Using the data standard for quantity, including where applicable the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

[Price information:
– In case of a single transaction, the price of the single transaction;
– In case the volumes of multiple transactions are aggregated: the weighted average price of the aggregated transactions.

Using the data standard for price, including where applicable the price currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Date of the transaction November 27, 2024

[Date of the particular day of execution of the notified transaction.
Using the ISO 8601 date format: YYYY-MM-DD; UTC time.]

Place of the transaction Outside a trading venue

[Name and code to identify the MiFID trading venue, the systematic internaliser or the organised trading platform outside of the Union where the transaction was executed as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014, or if the transaction was not executed on any of the above mentioned venues, please mention 'outside a trading venue'.]

Central Bank of Iceland



Template for notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1. **Details of the person discharging managerial responsibilities/person closely associated**

   Name Sylvia Cheung

   [For natural persons: the first name and the last name(s).]

   [For legal persons: full name including legal form as provided for in the register where it is incorporated, if applicable.]

2. **Reason for the notification**

   Position/status

Chief Financial Officer

   [For persons discharging managerial responsibilities: the position occupied within the issuer, emission allowances market participant/auction platform/auctioneer/auction monitor should be indicated, e.g. CEO, CFO.]

   [For persons closely associated,
   – An indication that the notification concerns a person closely associated with a person discharging managerial responsibilities;
   – Name and position of the relevant person discharging managerial responsibilities.]

   Initial notification/Amendment

Initial notification

   [Indication that this is an initial notification or an amendment to prior notifications. In case of amendment, explain the error that this notification is amending.]

3. **Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**

   Name Oculis Holding AG

   [Full name of the entity.]

   LEI 5067005370C2KK324336

   [Legal Entity Identifier code in accordance with ISO 17442 LEI code.]

Sí. 4.1.21

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Description of the financial instrument, type of instrument

> Shares

Indication as to the nature of the instrument:
- *a share, a debt instrument, a derivative or a financial instrument linked to a share or a debt instrument;*
- *an emission allowance, an auction product based on an emission allowance or a derivative relating to an emission allowance.*

Identification code CH1242303498

Instrument identification code as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Nature of the transaction

> Vesting of earnout shares and removal of restrictions relating to the shares due to the vesting. Prior to vesting, the earnout shares were subject to performance vesting and associated restriction on voting and transferring of shares, as further described in the issuer's prospectus, dated 11 April 2024.

[Description of the transaction type using, where applicable, the type of transaction identified in Article 10 of the Commission Delegated Regulation (EU) 2016/522 (1) adopted under Article 19(14) of Regulation (EU) No 596/2014 or a specific example set out in Article 19(7) of Regulation (EU) No 596/2014.

Pursuant to Article 19(6)(e) of Regulation (EU) No 596/2014, it shall be indicated whether the transaction is linked to the exercise of a share option programme.]

Price(s) and volume(s)

Price(s)	Volume(s)
0	5,254

[Where more than one transaction of the same nature (purchases, sales, lendings, borrows, …) on the same financial instrument or emission allowance are executed on the same day and on the same place of transaction, prices and volumes of these transactions shall be reported in this field, in a two columns form as presented above, inserting as many lines as needed.

Using the data standards for price and quantity, including where applicable the price currency and the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Aggregated information

Aggregated volume N/A   Price N/A

[The volumes of multiple transactions are aggregated when these transactions:
- *relate to the same financial instrument or emission allowance;*
- *are of the same nature;*
- *are executed on the same day; and*
- *are executed on the same place of transaction.*

Using the data standard for quantity, including where applicable the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

[Price information:
- *In case of a single transaction, the price of the single transaction;*
- *In case the volumes of multiple transactions are aggregated: the weighted average price of the aggregated transactions.*

Using the data standard for price, including where applicable the price currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.]

Date of the transaction November 27, 2024

[Date of the particular day of execution of the notified transaction.
Using the ISO 8601 date format: YYYY-MM-DD; UTC time.]

Place of the transaction Outside a trading venue

[Name and code to identify the MiFID trading venue, the systematic internaliser or the organised trading platform outside of the Union where the transaction was executed as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014, or if the transaction was not executed on any of the above mentioned venues, please mention 'outside a trading venue'.]

Central Bank of Iceland